SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 24, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 24, 2023.

Av. Eduardo Madero 1182 – C1106ACY
City of Buenos Aires
Argentine Republic
0810-555-2355
www.macro.com.ar

City of Buenos Aires, August 24, 2023

To

CNV/BYMA/MAE

Dear Sirs,

We write to you in order to inform that yesterday Banco Macro S.A. (the “Purchaser”) has entered into a stock purchase agreement (the “Agreement”) with Itaú Unibanco Holding S.A., through its affiliates Itaú Unibanco S.A., Banco Itaú BBA S.A. and Itaú Consultoria de Valores Mobiliários e Participaçoes S.A. (collectively, “Itaú”), pursuant to which, subject to the satisfaction of certain conditions (substantially the approval of the transaction by the Central Bank of Argentina), the Purchaser will acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A., in respect of which the following is reported:

1. Banco Itaú Argentina S.A.: the capital stock is represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, from which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares are owned by Itaú Unibanco S.A., representing 98.995733% of the capital stock, and (ii) 7,469,046 ordinary shares are owned by Itaú BBA S.A., representing 1.004267% of the capital stock.

2. Itaú Asset Management S.A.: the capital stock is represented by 91,950 shares, from which: (i) 80,000 shares are owned by Banco Itaú Argentina S.A., representing 87.00% of the capital stock, and (ii) 11,950 shares are owned by Itaú Unibanco S.A., representing 13.00% of the capital stock.

3. Itaú Valores S.A.: the capital stock is represented by 52,419,500 ordinary shares, from which: (i) 45,604,965 shares are owned by Banco Itaú Argentina S.A., representing 87.00% of the capital stock, and (ii) 6,814,535 shares are owned by Itaú Consultoria de Valores Mobiliários e Participações S.A., representing 13.00% of the capital stock.

The price of the Agreement was set at US$50,000,000, which will be paid on the closing date of the transaction (the “Closing Date”), and an additional amount resulting from a potential adjustment that will be eventually set based on the results obtained by Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A. between April 1, 2023, and the Closing Date.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 24, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer